GARTMORE VARIABLE INSURANCE TRUST III
                                 1200 River Road
                             Conshohocken, PA 19482

October  7,  2003

VIA  EDGAR  SUBMISSION


U.S.  Securities  and  Exchange  Commission
450  Fifth  Street,  N.W.
Washington,  DC  20549

Re:     Gartmore  Variable  Insurance  Trust  III
           Initial  Registration  Statement
           SEC  File  Nos.  333-106450,  811-21382
           CIK:  #0001245986
           Accession  Number:  0000936329-03-000138


Dear  Sir  or  Madam:

     Pursuant to Rule 477 under the Securities Act of 1933, as amended, Gartmore Variable Insurance Trust III (the "Trust") hereby requests withdrawal of the above-referenced registration statement (the "Registration Statement"). This Registration Statement was originally filed on Form N-1A on June 25, 2003 and relates to the registration of the Trust, and two series: (i) the Gartmore GVIT Optimized Multi-Strategy Market Neutral Fund; (ii) the Gartmore GVIT Optimized Multi-Strategy Alpha Fund; and (iii) the Gartmore GVIT Index Fund (the "New Funds"). The Trust no longer wishes to offer shares of the New Funds and desires to withdraw the Registration Statement.

     No securities of the New Funds were issued or sold pursuant to the Registration Statement. The Registration Statement has not been declared effective by the Securities and Exchange Commission.

     Questions  related  to  this  filing  should be directed to my attention at
(614)  249-2019.

                         Very  truly  yours,

                         /s/  Elizabeth  A.  Davin
                              Elizabeth  A.  Davin,  Esquire
                              Initial  Trustee